Exhibit 99.1

GOLD RESERVE INC.
March 31, 2020
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			March 31, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$63,717,328	$61,822,137
Marketable securities (Note 5)			133,219	177,945
Income tax receivable (Note 10)			7,593,479	10,798,291
Deposits, advances and other			336,886	747,872
Total current assets			71,780,912	73,546,245
Property, plant and equipment, net (Note 6)			6,437,693	6,470,722
Deferred tax asset			597,358	–
Right of use asset			230,807	251,984
Total assets			$79,046,770	$80,268,951
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$976,033	$728,790
Lease liability			87,305	85,516
Contingent value rights (Note 3)			33,344	–
Total current liabilities			1,096,682	814,306

Lease liability			147,326	169,911
Total liabilities			1,244,008	984,217

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 11)			302,469,647	302,469,647
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2020…99,395,048	2019…99,395,048
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			20,752,893	20,752,893
Accumulated deficit			(266,045,150)	(264,563,178)
Total shareholders' equity			77,802,762	79,284,734
Total liabilities and shareholders' equity			$79,046,770	$80,268,951

Contingencies (Note 3)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

            /s/ J.C. Potvin                                                          /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2020	2019
INCOME (LOSS)
Interest income	$202,317	$530,638
Loss on marketable equity securities	(44,726)	(14,126)
Foreign currency gain (loss)	(40,621)	290,266
	116,970	806,778
EXPENSES
Corporate general and administrative (Note 3)	1,213,413	1,156,848
Contingent value rights (Note 3)	32,654	–
Siembra Minera Project costs (Note 7)	377,042	1,837,862
Legal and accounting	187,132	380,362
Arbitration and settlement (Note 3)	277,486	84,102
Equipment holding costs	108,573	107,962
	2,196,300	3,567,136

Net loss before income tax	(2,079,330)	(2,760,358)
Income tax benefit (Note 10)	597,358	–

Net loss and comprehensive loss for the period	$(1,481,972)	$(2,760,358)

Net loss per share, basic and diluted	$(0.01)	$(0.03)
Weighted average common shares outstanding,
basic and diluted	99,395,048	99,395,048

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 (Unaudited - Expressed in U.S. dollars)

For the Three Months Ended March 31, 2020 and 2019
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2019	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$ (264,563,178)
Net loss for the period	–	–	–	–	(1,481,972)
Balance, March 31, 2020	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$ (266,045,150)

Balance, December 31, 2018	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,721,850	$ (251,416,280)
Net loss for the period	–	–	–	–	(2,760,358)
Stock option compensation (Note 9)	–	–	–	31,043	–
Balance, March 31, 2019	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,752,893	$ (254,176,638)

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss for the period	$(1,481,972)	$(2,760,358)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	–	31,043
Depreciation	33,029	12,294
Loss on marketable equity securities	44,726	14,126
Deferred tax	(597,358)	–
Changes in non-cash working capital:
Decrease in income tax receivable	3,204,812	–

Net decrease in deposits,   advances and other

	410,986	1,153,309

Net increase in payables   and accrued expenses

	280,968	369,143
Net cash provided by (used in) operating activities	1,895,191	(1,180,443)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	–	(1,250)
Net cash used in investing activities	–	(1,250)
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1,895,191	(1,181,693)
Cash and cash equivalents - beginning of period	61,822,137	147,646,353
Cash and cash equivalents - end of period	$63,717,328	$146,464,660

The accompanying notes are an integral part of the interim consolidated financial statements.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award and the acquisition of our Mining Data by Venezuela and identifying our legal options and developing our future operational strategies associated with post-sanctions development of the Siembra Minera Project.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions") The Sanctions implemented by the U.S. government generally block all property of the Venezuelan government and state-owned/controlled entities such as Siembra Minera. In addition, U.S. Sanctions prohibit U.S. persons from dealing with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuela economy. The Sanctions implemented by the Canadian government generally include asset freezes and impose prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). In addition, on March 26, 2020, the U.S. Government indicted Venezuelan President Nicolas Maduro and a number of key associates for drug trafficking. (See Note 3, Arbitral Award, Settlement Agreement and Mining Data Sale and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A.).

Basis of Presentation and Principles of Consolidation. These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements principally include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and the related notes included in our Annual Report on Form 40-F for the year ended December 31, 2019.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Property, Plant and Equipment Property, plant and equipment is recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use.  Included in property, plant and equipment is certain equipment, relating to the Brisas Project that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase the Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Securities.  The Company's marketable securities consist of debt securities that were classified as trading, and equity securities.  Equity securities are reported at fair value with changes in fair value included in the statement of operations.  Trading debt securities are reported at fair value with any changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Financial Instruments. Marketable securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, deposits, advances and receivables are accounted for at amortized cost which approximates fair value. Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2.      New Accounting Policies:

Recently issued accounting pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). This update is intended to clarify certain interactions between Topics which guide the accounting for certain equity securities and investments under the equity method of accounting. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. This update is effective for us commencing with the annual period beginning after December 15, 2020, including interim periods within that year. We do not expect the adoption of this standard will have a significant impact on our financial statements.

Note 3.      Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data")) and was to be settled in a series of payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement (excluding $21.5 million that remains in the Trust Account. See Note 4, Cash and Cash Equivalents). The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $888 million (including interest of approximately $110 million) as of the date of the Interim Consolidated Financial Statements.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations, as well as a bonus plan as described below. As of March 31, 2020, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10.0 million, of which approximately $30 thousand remains payable to CVR holders.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. As of March 31, 2020, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $40 thousand remains payable to Bonus Plan participants.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the income tax due on amounts received in 2018 from the sale of Mining Data and collection of the Award. The effect of this change in estimate was to increase the net proceeds from the sale of the Mining Data and collection of the Award subject to the CVR and the Bonus Plan and as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $30 thousand and $40 thousand, respectively.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining cash held in the Trust Account to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela (See Note 11, Return of Capital).

Note 4.      Cash and Cash Equivalents:

	March 31,	December 31,
	2020	2019
Bank deposits	$55,717,328	$31,499,893
Short term investments	8,000,000	30,322,244
Total	$63,717,328	$61,822,137

Short term investments include money market funds and US treasury bills which mature in three months or less.

Payments made by Venezuela associated with the Settlement have been deposited into a trust account (the "Trust Account") for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank"), a Venezuelan state-owned development bank. As Bandes Bank has been designated as an SDN, in 2018 the Company recorded an impairment loss on the remaining balance in the account and considers the Trust Account to be blocked property and not recoverable for accounting purposes. The Trust Account and the approximately $21.5 million therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property.

Note 5.      Marketable Securities:

	March 31,	December 31,
	2020	2019
Equity securities
Fair value at beginning of period	$177,945	$287,638
Decrease in fair value	(44,726)	(109,693)
Fair value at balance sheet date	$133,219	$177,945

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 6.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
March 31, 2020
Machinery and equipment	$5,609,567	$–	$5,609,567
Furniture and office equipment	479,579	(366,953)	112,626
Transportation equipment	491,025	(157,378)	333,647
Leasehold improvements	51,658	(19,805)	31,853
Mineral property	350,000	–	350,000
	$6,981,829	$(544,136)	$6,437,693

		Accumulated
	Cost	Depreciation	Net
December 31, 2019
Machinery and equipment	$5,609,567	$–	$5,609,567
Furniture and office equipment	479,579	(360,224)	119,355
Transportation equipment	491,025	(132,827)	358,198
Leasehold improvements	51,658	(18,056)	33,602
Mineral property	350,000	–	350,000
	$6,981,829	$(511,107)	$6,470,722

Machinery and equipment consists of infrastructure and milling equipment originally intended for use on the Brisas Project. We evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that fair value less cost to sell is in excess of the carrying amount. No impairment write-downs of property, plant and equipment were recorded during the three months ended March 31, 2020 and 2019.

Note 7.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera. The primary purpose of this entity is to develop the Siembra Minera Project, as defined below.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights (primarily comprised of the Brisas and Las Cristinas concessions) contained within Bolivar State comprising the Siembra Minera Project (which has a twenty year term with two ten year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the Siembra Minera Project and provide net profits participation based on the sales price of gold per ounce. A number of authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon Settlement Agreement payments are not made by Venezuela.

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs associated with the Siembra Minera Project outside of Siembra Minera, which beginning in 2016 through March 31, 2020, amounted to a total of approximately $19.9 million. The Siembra Minera Project expenditures primarily include costs associated with the completion of the PEA that included a number of engineering, environmental and social third party advisors as well as costs associated with a number of social work programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within "Siembra Minera Project Costs" in the Consolidated Statements of Operations.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

Note 8.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2019 were approximately $171,000. As of March 31, 2020, no contributions by the Company had been made for plan year 2020.

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 8,750,000 of the Class A common shares. As of March 31, 2020, there were 2,307,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the three months ended March 31, 2020 and 2019 are as follows:

	2020		2019
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	4,369,565	$ 3.09	4,554,565	$ 3.11

Options outstanding - end of period	4,369,565	$ 3.09	4,554,565	$ 3.11

Options exercisable - end of period	4,369,565	$ 3.09	4,554,565	$ 3.11

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The following table relates to stock options at March 31, 2020:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	444,922	$1.92	$ -	1.19	444,922	$1.92	$ -	1.19
$2.69	125,000	$2.69	-	7.08	125,000	$2.69	-	7.08
$3.15	3,369,643	$3.15	-	6.88	3,369,643	$3.15	-	6.88
$3.91	180,000	$3.91	-	5.25	180,000	$3.91	-	5.25
$4.02	250,000	$4.02	-	4.32	250,000	$4.02	-	4.32
$1.92 - $4.02	4,369,565	$3.09	$ -	6.09	4,369,565	$3.09	$ -	6.09

No options were granted during the three month periods ended March 31, 2020 and 2019. The Company recorded non-cash compensation expense during the three months ended March 31, 2020 and 2019 of approximately NIL and $31,000, respectively for stock options granted in prior periods.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of March 31, 2020, the amount payable under the change of control agreements, in the event of a Change of Control, was approximately $7.1 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Note 10.    Income Tax:

Income tax benefit for the three months ended March 31, 2020 and 2019 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2020		2019
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ (519,833)	(25)	$ (690,090)	(25)
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	34,139	2	96,812	4
Non-deductible expenses	9,882	-	7,349	-
Change in valuation allowance and other	(121,546)	(6)	585,929	21
	$ (597,358)	(29)	$ -	-

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The Company recorded income tax benefit of $0.6 million and NIL for the three months ended March 31, 2020 and 2019, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. As part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allows companies to carryback losses incurred in 2018, 2019 and 2020. The Company expects that its U.S. taxable losses incurred in 2020 and 2019 will be carried back to offset taxable income in 2018. Accordingly, the Company has reduced its valuation allowance to account for the tax effect of its net operating losses in 2019 and the first quarter of 2020 and recorded a deferred tax asset of approximately $0.6 million. The Company has an income tax receivable of $7.6 million related to prior year overpayments, which includes $4.3 million recorded during the year ended December 31, 2019, resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the write-off of certain subsidiaries.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of March 31, 2020 and December 31, 2019 were as follows:

	March 31,	December 31,
	2020	2019
Deferred income tax assets
Net operating loss carry forwards	$32,136,101	$34,569,939
Property, Plant and Equipment	4,742,876	4,742,961
Other	1,811,546	1,623,503
	38,690,523	40,936,403
Valuation allowance	(38,081,177)	(40,915,022)
	$609,346	$21,381

Deferred income tax liabilities
Other	(11,988)	(21,381)
Net deferred income tax asset	$597,358	$-

At March 31, 2020, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

U.S.	Canadian	Expires
	$1,850,408	2026
	3,434,116	2027
	13,089,285	2028
	12,404,812	2029
	15,325,456	2030
	17,160,962	2031
	4,979,123	2032
	7,238,620	2033
	8,387,038	2034
	11,971,878	2035
	14,233,304	2036
	10,733,864	2037
	387,554	2038
	3,883,938	2039
	1,074,612	2040
2,844,563		-
$2,844,563	126,154,970

GOLD RESERVE INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 11.    Return of Capital:

In June 2019, the Company completed a return of capital transaction by way of a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) which required approval by the Alberta Court of Queen’s Bench and at least two-thirds of the votes of shareholders. Pursuant to the plan of arrangement, the Company returned to holders of its Class A common shares approximately $76 million or $0.76 per Class A Share.